Exhibit 99.2

News for Immediate Release

Electrovaya Inc. Announces Pricing of US$11.1 Million Public Offering of Common Shares

Toronto, Ontario – December 17, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announced today the pricing of its previously announced public offering (the “Offering”) of 5,175,000 common shares in the capital of the Company (“Common Shares”) at a price to the public of US$2.15 per Common Share.

Roth Capital Partners (“Roth”) is acting as sole book-running manager, Raymond James Ltd. and Craig-Hallum Capital Group LLC are acting as the co-lead book-running managers for the proposed Offering.

In addition, the Company has granted Roth a 45-day over-allotment option to purchase up to an additional 776,250 Common Shares at the public offering price, less underwriting discounts and commissions.

The gross proceeds from the Offering to the Company, before deducting underwriting discounts and commissions and other offering expenses and excluding any proceeds that may be received upon exercise of the underwriters’ option to purchase additional Common Shares, are expected to be approximately US$11.1 million, or approximately US$12.8 million if Roth exercises its over-allotment option in full. The Company intends to use the net proceeds from the Offering to satisfy the cash collateral conditions for the loan approved by the Export-Import Bank of the United States announced by the Company on November 14, 2024, repayment of amounts under the Company’s existing working capital facility in advance of proposed bank refinancing and for the costs of such financing, and satisfaction of certain outstanding amounts in connection with the purchase of the Company’s Jamestown, New York manufacturing facility.

The Offering is expected to close on or about December 18, 2024 (the “Closing Date”), subject to the satisfaction of customary closing conditions, including the listing of the Common Shares to be issued under the Offering on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (“NASDAQ”), receipt of any required approvals of the TSX and NASDAQ.

The offering is being made in the United States pursuant to a shelf registration statement (including a prospectus supplement thereto) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on September 25, 2024 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States, and will be qualified for distribution in the provinces and territories of Canada by way of a prospectus supplement to the Company’s base shelf prospectus dated September 17, 2024, provided that no securities will be sold in the Province of Québec.

A preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed with the SEC and will be available for free on the SEC’s website at www.sec.gov and the prospectus supplement filed in Canada will be available on the Company’s profile on the SEDAR+ website at www.sedarplus.ca. Copies of the prospectus supplement and accompanying prospectus relating to the Offering, when available, may also be obtained by contacting Roth Capital Partners, LLC at 888 San Clemente Drive, Newport Beach CA 92660 by phone at (800)-678-9147 or e-mail at rothecm@roth.com. Prospective investors should read the prospectus supplement and the base shelf prospectus and the other documents the Company has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the intention to complete the Offering, whether and when the Offering may close, and the anticipated use of proceeds from the Offering. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions, and involve risks and uncertainties, therefore undue reliance should not be placed on such statements. Material assumptions on which forward-looking statements in this news release include assumptions about the ability to close the Offering and obtain stock exchange approval therefor by the expected closing date, and the expected use of proceeds based on the Company’s ongoing business. Material risks and other factors that could cause actual results to differ from any forward-looking statement market conditions and other risks that may be found in the prospectus supplement and base shelf prospectus filed in connection with the Offering, including those risks described under the heading “Risk Factors”, and the documents incorporated by referenced therein. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.